Issuer Free Writing Prospectus dated August 8, 2018

Filed Pursuant to Rule 433 under the Securities Act of 1933

Relating to Preliminary Prospectus dated July 30, 2018

Registration No. 333-226173

Update and Supplement to Preliminary Prospectus

dated July 30, 2018

This free writing prospectus relates to the initial public offering of shares of common stock of Mesa Air Group, Inc. (“Mesa”) and should be read together with the preliminary prospectus dated July 30, 2018 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (Registration No. 333-226173). On August 8, 2018, Mesa filed Amendment No. 3 to the Registration Statement on Form S-1 relating to this offering of common stock (“Amendment No. 3”), which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/810332/000119312518242328/d573709ds1a.htm

References to “Mesa,” the “Company,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus. You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the financial statements and related notes, before deciding to invest in the securities.

The aggregate share number set forth below and in Amendment No. 3 updates and supersedes the information contained in the Preliminary Prospectus under the caption “The Offering” on page 13, which reflected an aggregate share number that was one share higher.

The SARs previously issued under our SAR Plan, which currently settle only in cash, will be cancelled and exchanged for an aggregate of 1,266,034 shares of restricted common stock under our 2018 Plan …

As set forth below and in Amendment No. 3, certain of the figures presented in the Preliminary Prospectus for pro forma net income per share, weighted average common shares outstanding and pro forma total assets (in the sections captioned “Summary Historical Consolidated Financial and Operating Data” and “Selected Consolidated Financial and Operating Data,” on pages 14 and 50, respectively) were updated as indicated below. In addition, in response to a comment from the Staff of the Securities and Exchange Commission (“SEC”), the information set forth below and included in Amendment No. 3 provides a reconciliation of net income and basic and diluted shares used to calculate pro forma basic and diluted net income per share attributable to common shareholders.

	Year Ended September 30,					Six Months Ended March 31,
	2013(1)	2014(1)	2015	2016	2017	2017	2018
	(in thousands, except per share data)
Net income per share attributable to common shareholders:
Pro forma net income per share attributable to common shareholders (unaudited)(4):
Basic					$1.54		$1.18

Diluted					$0.97		$0.76

Weighted-average common shares outstanding:
Basic	7,146,165	7,425,165	7,749,665	9,558,242	10,918,527	10,780,678	11,441,271

Diluted	23,029,960	22,983,286	24,161,935	24,082,114	23,385,778	23,443,541	23,562,884

The following table presents our historical balance sheet data as of March 31, 2018:

	As of March 31, 2018
	Actual	Pro Forma(1)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$52,699	$142,968
Total assets	1,342,638	1,432,907
Long-term debt, including current portion	929,029	873,379
Shareholders’ equity	248,705	395,682

(1)

The unaudited adjusted pro forma consolidated balance sheet gives effect to: (i) the issuance of 10,700,000 shares of our common stock pursuant to this offering; (ii) our application of the net proceeds from this offering as set forth under “Use of Proceeds,” assuming an initial public offering price of $15.00 per share (which is the mid-point of the estimated price range set forth on the cover page of this prospectus); and (iii) the issuance of 966,022 shares of restricted common stock under our 2018 Plan immediately following the completion of this offering as part of the 2018 Plan Issuances. For a description of the method used to calculate the number of shares of restricted common stock to be issued under the 2018 Plan immediately after this offering, see “Shares Eligible for Future Sale—Proposed Equity Exchange and 2018 Plan Issuances” elsewhere in this prospectus. See “Use of Proceeds” for a description of the assumptions underlying the pro forma data related to our anticipated use of proceeds.

The following table sets forth a reconciliation of net income and basic and diluted shares used to calculate pro forma basic and diluted net income per share attributable to common shareholders:

	Year Ended September 30,	Six Months Ended March 31,
	2017	2018
	(in thousands, except per share data)
Reconciliation:
Net income	$32,828	$24,996
Pro forma adjustment to reflect reduction of interest expense related to the repayment of outstanding indebtedness under our CIT Revolving Credit Facility	270	742
Pro forma adjustment to reflect reduction of interest expense related to partial repayment and refinancing of our Spare Engine Credit Facility and Subordinated GECAS Notes(1)	2,606	2,241
Pro forma adjustment to reflect tax effect at statutory rates(2)	(1,007)	(732)

Total pro forma adjustment(3)	1,869	2,251

Net income used in calculating pro forma net income per share attributable to common shareholders, basic and diluted	$34,697	$27,247

Weighted average shares outstanding used to calculate net income per share attributable to common shareholders, basic	10,918,527	11,441,271
Pro forma adjustment to reflect issuance of 10,700,000 shares of our common stock pursuant to this offering	10,700,000	10,700,000
Pro forma adjustment to reflect issuance of shares of restricted common stock under our 2018 Plan in exchange for vested SARs	966,022	966,022

Weighted average shares used to calculate pro forma net income per share attributable to common shareholders, basic	22,584,549	23,107,293
Effect of dilutive warrants and unvested shares of common stock	12,467,250	12,121,613
Pro forma effect of dilutive issuance of shares of restricted common stock under our 2018 Plan in exchange for unvested SARs and unvested restricted stock units	747,456	747,456

Weighted average shares used to calculate pro forma net income per share attributable to common shareholders, diluted	35,799,255	35,976,362

Pro forma net income per share attributable to common shareholders:
Basic	$1.54	$1.18

Diluted	0.97	0.76

(1)

We have received a nonbinding financing letter relating to a proposed refinancing of the Spare Engine Credit Facility and Subordinated GECAS Notes, which, if completed, would reduce the applicable interest rate from LIBOR plus a spread ranging from 7.25% to 7.50% to LIBOR plus 4.0%. For each 1/8 percent variance in the applicable interest rates in excess of LIBOR plus 4.0%, pro forma interest expense would change by approximately $0.05 million and $0.04 million, respectively, for the periods presented.

(2)

We have used a blended federal statutory income tax rate of 24.5% on taxable income earned during our 2018 fiscal year as a result of the Tax Cuts and Jobs Act (the “Tax Act”). For our 2017 fiscal year, we used a federal statutory income tax rate of 35%.

(3)	See “Use of Proceeds” for a description of the assumptions underlying the pro forma data related to our anticipated use of proceeds.

The following assumptions set forth below and in Amendment No. 3 update and supersede the information contained in the Preliminary Prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” on page 70 to reflect a refinanced interest rate of LIBOR plus 4.0%:

We estimate that a refinancing of our existing indebtedness under our Spare Engine Facility and the Subordinated GECAS Notes could decrease our interest expense by an aggregate of approximately $13.7 to $16.1 million from our 2019 fiscal year to our 2021 fiscal year, assuming a refinanced interest rate of LIBOR plus 4.0%.

The Company has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus related to the offering may be obtained from Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, FL 33716, telephone: (800) 248-8863, email: prospectus@raymondjames.com; or BofA Merrill Lynch, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street 3rd Floor, Charlotte, NC 28255-0001, email: dg.prospectus_requests@baml.com.

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